UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
BELDEN CDT INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
4.00% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023
(Title of Class of Securities)
126924 AA 7
126924 AB 5
(CUSIP Numbers of Class of Securities)

Kevin L. Bloomfield, Esq.
Vice President, Secretary and General Counsel
Belden CDT Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copies to:
Andrew E. Nagel, Esq.
Christian O. Nagler, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$110,000,000	$3,377.00

(1)	For the purpose of calculating the filing fee only, this amount assumes the exchange of the entire outstanding principal amount of 4.00% Convertible Subordinated Debentures due 2023 of Belden CDT Inc. for newly issued 4.00% Convertible Subordinated Debentures due 2023. The transaction valuation is based on the book value as of March 1, 2007 of the outstanding debentures.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 i

INTRODUCTORY STATEMENT
     This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Belden CDT Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) $1,000 principal amount of its new 4.00% Convertible Subordinated Debentures due 2023 (the “New Debentures”) and a cash exchange fee of $2.50 for each $1,000 principal amount of its currently outstanding 4.00% Convertible Subordinated Debentures due 2023 (the “Old Debentures”) validly tendered and accepted.
     The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Company’s offering circular dated March 5, 2007 (as may be amended or supplemented from time to time, the “Offering Circular”) and the related letter of transmittal (the “Letter of Transmittal”), which are attached as exhibits hereto and are incorporated herein by reference. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and is contingent upon satisfaction or waiver of certain customary conditions.
Item 1.  Summary Term Sheet.
     The information in the Offering Circular under the heading “Summary” is incorporated herein by reference.
Item 2.  Subject Company Information.
(a)	Name and Address. The issuer of the New Debentures and the Old Debentures is Belden CDT Inc., a Delaware corporation, with its principal executive offices located at 7701 Forsyth Boulevard, Suite 800, St. Louis, Missouri 63105; telephone number (314) 854-8000.

(b)	Securities. The subject class of securities is the Company’s 4.00% Convertible Subordinated Debentures due 2023, $110,000,000 in aggregate principal amount of which is outstanding as of March 1, 2007.

(c)	Trading Market and Price. Certain of the Old Debentures which have been transferred under the Company’s resale registration statement on Form S-3 (Registration No. 333-110944) are traded in the over-the-counter market. The remainder of the Old Debentures which have not been sold pursuant to such registration statement are traded on the PORTAL market. The Old Debentures are not listed on any national or regional securities exchange. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Old Debentures. However, there is no established trading market for the Old Debentures, other than through these limited or sporadic quotations.

The information in the Offering Circular under the heading “Price Range of Common Stock” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.
(a)	Name and Address. The filing person and issuer is Belden CDT Inc., a Delaware corporation, with its principal executive offices located at 7701 Forsyth Boulevard, Suite 800, St. Louis, Missouri 63105; telephone number (314) 854-8000.
     Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
John S. Stroup	President, Chief Executive Officer and Director

Gray G. Benoist	Vice President, Finance and Chief Financial Officer

Kevin L. Bloomfield	Vice President, Secretary and General Counsel

Robert Canny	Vice President, Operations and President, Specialty Products

Stephen H. Johnson	Treasurer

Naresh Kumra	Vice President, Operations and President, Asia-Pacific Operations

John S. Norman	Controller and Chief Accounting Officer

Louis Pace	Vice President, Business Development

D. Larrie Rose	Vice President, Operations and President, European Operations

Peter F. Sheehan	Vice President, Operations and President, Belden Americas

Cathy O. Staples	Vice President, Human Resources

Bryan C. Cressey	Chairman of the Board

David Aldrich	Director

Lorne D. Bain	Director

Lance C. Balk	Director

Michael F.O. Harris	Director

Glenn Kalnasy	Director

John M. Monter	Director

Bernard G. Rethore	Director
     The business address and telephone number of each of the above executive officers and directors of the Company is c/o Belden CDT Inc., 7701 Forsyth Boulevard, Suite 800, St. Louis, Missouri 63105; telephone number (314) 854-8000.
Item 4.  Terms of the Transaction.
(a)	Material Terms. The information in the Offering Circular under the headings “Summary,” “The Exchange Offer,” “Description of the New Debentures,”

“Description of Capital Stock” and “Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

(b)	Purchases. None of the Company’s officers, directors or affiliates hold any of the Old Debentures and, therefore, no Old Debentures will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.
Item 5.  Past Contracts, Transactions, Negotiations and Agreements.
(a)	Agreements Involving the Subject Company’s Securities.
     Agreements Relating to the Old Debentures
     The Company entered into the following agreements relating to the Old Debentures (each of which is filed as an exhibit to this Schedule TO): (a) Indenture, dated as of July 8, 2003, between the Company and U.S. Bank National Association, as trustee; (b) Registration Rights Agreement, dated July 8, 2003, between the Company and Credit Suisse First Boston LLC; and (c) Purchase Agreement, dated July 1, 2003, between the Company and Credit Suisse First Boston LLC.
     Other Agreements
     Certain of the Company’s directors and employees are parties to equity compensation plans relating to the Company’s common stock (each of which is filed as an exhibit to this Schedule TO).
     Certain of the Company’s executive officers are parties to executive employment agreements that include awards of the Company’s common stock (each of which is filed as an exhibit to this Schedule TO).
     Certain of the Company’s executive officers and other key employees received retention and integration award agreements in connection with the merger (each of which is filed as an exhibit to this Schedule TO).
     The information in the Offering Circular under the heading “Description of Capital Stock” is incorporated herein by reference.
Item 6.  Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information in the Offering Circular under the headings “Summary” and “The Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Company will retire and cancel the Old Debentures acquired in the transaction.

(c)	Plans. None.

Item 7.  Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. The consideration for each $1,000 principal amount of Old Debentures to be purchased by the Company is the issuance of $1,000 principal amount of New Debentures and a cash exchange fee of $2.50 for each $1,000 principal amount of Old Debentures. The total consideration required to purchase all of the outstanding Old Debentures is New Debentures in the principal amount of $110,000,000 plus an aggregate cash exchange fee of $275,000. The Company expects to pay fees and expenses in connection with the Exchange Offer from the Company’s working capital.

(b)	Conditions. The information in the Offering Circular under the heading “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(c)	Borrowed Funds. None.
Item 8.  Interest in Securities of the Subject Company.
(a)	Securities Ownership. None.

(b)	Securities Transactions. None.
Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.
Item 10.  Financial Statements.
(a)	Financial Information. The following financial statements and financial information are incorporated herein by reference:
(1)	The audited consolidated financial statements of the Company in Part II, Item 8, and the related financial statement schedule in Part IV, Item 15(a)(2), of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(2)	The information in the Offering Circular under the heading “Ratio of Earnings to Fixed Charges.”

(3)	At December 31, 2006, the book value per share of the Company’s common stock was approximately $19.11.
Copies of the financial statements incorporated herein by reference pursuant to clause (1) of this Item 10(a) can be obtained as provided in the Offering Circular under the heading “Where You Can Find More Information.”

(b)	Pro Forma Information. Not Applicable.
Item 11.  Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
     (1) None.
     (2) The Company is required to comply with federal and state securities laws and tender offer rules. The Company is required to qualify the indenture pursuant to which the New Debentures will be issued under the Trust Indenture Act of 1939, as amended.
     (3) Not applicable.
     (4) Not applicable.
     (5) None.
(b)	Other Material Information. None.
Item 12.  Exhibits.

(a)(1)(i)*	Offering Circular, dated March 5, 2007.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release, issued March 5, 2007.

(b)	None.

(d)(i)	Indenture, dated as of July 8, 2003, between the Company and U.S. Bank National Association, as trustee, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.3 to the Annual Report of Cable Design Technologies Corporation (“CDT”) on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(ii)	Registration Rights Agreement, dated July 8, 2003, between the Company and Credit Suisse First Boston LLC, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.4 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(iii)	Purchase Agreement, dated July 1, 2003, between the Company and Credit Suisse First Boston LLC, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.5 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(iv)	Rights Agreement dated as of December 11, 1996, between the Company and Equiserve Trust Company, N.A., successor to The First National Bank of Boston, as rights agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C (incorporated by reference to Exhibit 1.1 to CDT’s Registration Statement on Form 8-A, File Number 000-22724, filed on December 11, 1996).

(d)(v)	Amendment to Rights Agreement, dated as of November 15, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(vi)	Amendment No. 2 to Rights Agreement, dated as of December 8, 2006 (incorporated by reference to Exhibit 4.2(a) to the Company’s Registration Statement on Form 8-A/A, File Number 001-12561, filed on December 8, 2006).

(d)(vii)	Retention Award Letter Agreement, dated June 28, 2004, between Belden Inc. (assumed by the Company) and each of Kevin L. Bloomfield, D. Larrie Rose, Stephen H. Johnson and Cathy O. Staples (incorporated by reference to Exhibits 10.3, 10.4, 10.6 and 10.7 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(viii)	Retention Award Letter Agreement, dated July 8, 2004, between the Company and each of Robert Canny and Peter Sheehan (incorporated by reference to Exhibits 10.8 and 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(ix)	Executive Employment Agreement, dated September 26, 2005, between the Company and John Stroup (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed on September 27, 2005).

(d)(x)	Executive Employment Agreement, dated as of August 24, 2006, between the Company and Gray Benoist (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2006, filed on November 3, 2006).

(d)(xi)	Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement of Belden Inc. (“Belden”) on Form S-8, File Number 333-51088, filed on December 1, 2000).

(d)(xii)	Amendment to Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 to Belden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 4, 2004).

(d)(xiii)	Amendment to Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-8, File Number 333-117906, filed on August 3, 2004).

(d)(xiv)	Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to Belden’s Registration Statement on Form S-8, File Number 333-107241, filed on July 22, 2003).

(d)(xv)	Amendment to Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to Belden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 4, 2004).

(d)(xvi)	Amendment to Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8, File Number 333-117906, filed on August 3, 2004).

(d)(xvii)	Belden Inc. Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007).

(d)(xviii)	Belden Inc. 2003 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007).

(d)(xix)	Cable Design Technologies Corporation Long-Term Performance Incentive Plan (adopted September 23, 1993) (incorporated by reference to Exhibit 10.18 to CDT’s Registration Statement on Form S-1, File Number 33-69992, filed on November 1, 1993).

(d)(xx)	Cable Design Technologies Corporation Supplemental Long-Term Performance Incentive Plan (adopted December 12, 1995) (incorporated by reference to Exhibit A to CDT’s Proxy Statement filed on January 17, 1996).

(d)(xxi)	Cable Design Technologies Corporation 1999 Long-Term Performance Incentive Plan (adopted April 19, 1999 and amended June 11, 1999) (incorporated by reference to Exhibit 10.16 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxii)	Amendment No. 2, dated July 13, 2000, to Cable Design Technologies Corporation 1999 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.15 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2000, filed on October 27, 2000).

(d)(xxiii)	Form of June 11, 1999 Stock Option Grant under the 1999 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.18 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxiv)	Form of April 23, 1999 Stock Option Grant (incorporated by reference to Exhibit 10.19 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxv)	Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (adopted December 6, 2000) (incorporated by reference to Exhibit 99.1 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, filed on March 15, 2001).

(d)(xxvi)	Amendment to Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.5 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, filed on March 13, 2002).

(d)(xxvii)	Amendment to Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006).

(d)(xxviii)	Amendments to Cable Design Technologies Corporation Long Term Performance Incentive Plan (1993), Supplemental Long-Term Performance Incentive Plan (1995), 1999 Long-Term Performance Incentive Plan and 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.61 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(xxix)	Form of Director Nonqualified Stock Option Grant under Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 99.2 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, filed on March 15, 2001).

(d)(xxx)	Form of Restricted Stock Grant, dated October 16, 2002, under the 2001 and Supplemental Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.22 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002, filed on December 16, 2002).

(d)(xxxi)	Form of Restricted Stock Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan to each of Bryan C. Cressey, Lance C. Balk, Glenn Kalnasy, and Michael F.O. Harris in the amount of 2,000 shares each (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(xxxii)	Form of Restricted Stock Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan to each of Bryan C. Cressey, Lorne D. Bain, Lance C. Balk, Christopher I. Byrnes, Michael F.O. Harris, Glenn Kalnasy, John M. Monter and Bernard G. Rethore in the amount of 2,500 shares each (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed on May 19, 2005).

(d)(xxxiii)	Form of Stock Option Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan and the Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 10, 2005).

(d)(xxxiv)	Form of February 22, 2006 Stock Appreciation Right Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxv)	Form of February 22, 2006 Performance Share Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxvi)	Form of February 22, 2006 Restricted Stock Unit Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxvii)	Stock Appreciation Right Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan between the Company and John Stroup (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxviii)	Performance Share Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan between the Company and John Stroup (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(g)	None.

(h)	None.

*	Filed herewith.
Item 13.  Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Belden CDT Inc.
Dated: March 5, 2007	By:	/s/ Stephen H. Johnson
Name: Stephen H. Johnson
Title: Treasurer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Circular, dated March 5, 2007.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release, issued March 5, 2007.

(b)	None.

(d)(i)	Indenture, dated as of July 8, 2003, between the Company and U.S. Bank National Association, as trustee, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.3 to the Annual Report of Cable Design Technologies Corporation (“CDT”) on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(ii)	Registration Rights Agreement, dated July 8, 2003, between the Company and Credit Suisse First Boston LLC, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.4 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(iii)	Purchase Agreement, dated July 1, 2003, between the Company and Credit Suisse First Boston LLC, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.5 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(iv)	Rights Agreement dated as of December 11, 1996, between the Company and Equiserve Trust Company, N.A., successor to The First National Bank of Boston, as rights agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C (incorporated by reference to Exhibit 1.1 to CDT’s Registration Statement on Form 8-A, File Number 000-22724, filed on December 11, 1996).

(d)(v)	Amendment to Rights Agreement, dated as of November 15, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(vi)	Amendment No. 2 to Rights Agreement, dated as of December 8, 2006 (incorporated by reference to Exhibit 4.2(a) to the Company’s Registration Statement on Form 8-A/A, File Number 001-12561, filed on December 8, 2006).

(d)(vii)	Retention Award Letter Agreement, dated June 28, 2004, between Belden Inc. (assumed by the Company) and each of Kevin L. Bloomfield, D. Larrie Rose, Stephen H. Johnson and Cathy O. Staples (incorporated by reference to Exhibits 10.3, 10.4, 10.6 and 10.7 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(viii)	Retention Award Letter Agreement, dated July 8, 2004, between the Company and each of Robert Canny and Peter Sheehan (incorporated by reference to Exhibits 10.8 and 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(ix)	Executive Employment Agreement, dated September 26, 2005, between the Company and John Stroup (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed on September 27, 2005).

(d)(x)	Executive Employment Agreement, dated as of August 24, 2006, between the Company and Gray Benoist (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2006, filed on November 3, 2006).

(d)(xi)	Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement of Belden Inc. (“Belden”) on Form S-8, File Number 333-51088, filed on December 1, 2000).

(d)(xii)	Amendment to Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 to Belden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 4, 2004).

(d)(xiii)	Amendment to Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-8, File Number 333-117906, filed on August 3, 2004).

(d)(xiv)	Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to Belden’s Registration Statement on Form S-8, File Number 333-107241, filed on July 22, 2003).

(d)(xv)	Amendment to Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to Belden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 4, 2004).

(d)(xvi)	Amendment to Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8, File Number 333-117906, filed on August 3, 2004).
(d)(xvii)	Belden Inc. Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007).

(d)(xviii)	Belden Inc. 2003 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007).

(d)(xix)	Cable Design Technologies Corporation Long-Term Performance Incentive Plan (adopted September 23, 1993) (incorporated by reference to Exhibit 10.18 to CDT’s Registration Statement on Form S-1, File Number 33-69992, filed on November 1, 1993).

(d)(xx)	Cable Design Technologies Corporation Supplemental Long-Term Performance Incentive Plan (adopted December 12, 1995) (incorporated by reference to Exhibit A to CDT’s Proxy Statement filed on January 17, 1996).

(d)(xxi)	Cable Design Technologies Corporation 1999 Long-Term Performance Incentive Plan (adopted April 19, 1999 and amended June 11, 1999) (incorporated by reference to Exhibit 10.16 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxii)	Amendment No. 2, dated July 13, 2000, to Cable Design Technologies Corporation 1999 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.15 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2000, filed on October 27, 2000).

(d)(xxiii)	Form of June 11, 1999 Stock Option Grant under the 1999 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.18 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxiv)	Form of April 23, 1999 Stock Option Grant (incorporated by reference to Exhibit 10.19 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxv)	Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (adopted December 6, 2000) (incorporated by reference to Exhibit 99.1 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, filed on March 15, 2001).

(d)(xxvi)	Amendment to Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.5 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, filed on March 13, 2002).

(d)(xxvii)	Amendment to Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006).

(d)(xxviii)	Amendments to Cable Design Technologies Corporation Long Term Performance Incentive Plan (1993), Supplemental Long-Term Performance Incentive Plan (1995), 1999 Long-Term Performance Incentive Plan and 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.61 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(xxix)	Form of Director Nonqualified Stock Option Grant under Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 99.2 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, filed on March 15, 2001).

(d)(xxx)	Form of Restricted Stock Grant, dated October 16, 2002, under the 2001 and Supplemental Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.22 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002, filed on December 16, 2002).

(d)(xxxi)	Form of Restricted Stock Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan to each of Bryan C. Cressey, Lance C. Balk, Glenn Kalnasy, and Michael F.O. Harris in the amount of 2,000 shares each (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(xxxii)	Form of Restricted Stock Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan to each of Bryan C. Cressey, Lorne D. Bain, Lance C. Balk, Christopher I. Byrnes, Michael F.O. Harris, Glenn Kalnasy, John M. Monter and Bernard G. Rethore in the amount of 2,500 shares each (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed on May 19, 2005).

(d)(xxxiii)	Form of Stock Option Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan and the Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 10, 2005).

(d)(xxxiv)	Form of February 22, 2006 Stock Appreciation Right Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxv)	Form of February 22, 2006 Performance Share Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxvi)	Form of February 22, 2006 Restricted Stock Unit Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxvii)	Stock Appreciation Right Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan between the Company and John Stroup (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxviii)	Performance Share Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan between the Company and John Stroup (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(g)	None.

(h)	None.

*	Filed herewith.